Larry Spirgel
Assistant Director
Securities and Exchange Commission
Washington D.C. 20549

Re:	Tollgrade Communications, Inc.
Form 10-K for Fiscal Year Ended December 31, 2004
Filed on March 3, 2005
Form 10-Q for Fiscal Quarter Ended March 26, 2005
File No. 0-27312

Dear Mr. Spiregal,
This letter sets forth the responses of Tollgrade Communications, Inc. (the “Company”) to the comments made in your September 23, 2005 letter. Each of these comments are set forth below, organized in the same manner and order and format as your letter, with the staff comments in italics and our responses immediately following.

     Background and Fact Pattern
     In order to establish a fundamental baseline for the discussion regarding goodwill, we believe it necessary to review certain aspects of financial reporting in our December 31, 2004 financial statements, as well as our selected accounting policies related to the test for impairment of this asset. We will then answer each of your questions utilizing the baseline data in the order in which they are presented in your comment letter to us dated September 23, 2005.
     Subsequent to adoption and transition, Tollgrade selected December 31 as the date upon which we will perform our annual tests for potential impairment as required under paragraph 17 of FAS #142. This is the date upon which we perform our annual tests for potential impairment, and have done this using a consistent methodology at each December 31, including that which was used at December 31, 2004.
     We specifically follow the guidance as indicated in paragraphs 19 and 20 of FAS #142 in performing our tests for impairment. These paragraphs indicate a two step test should be performed. The first step is to determine potential impairment by comparing the estimated fair value of the reporting unit with its carrying amount. The second step, should potential impairment be indicated in step one, would require additional analysis to determine the implied fair value of goodwill.
     Paragraph 23 of FAS #142 indicates “quoted market prices in active markets” as the best evidence of fair value, but further indicates the “market price of an individual equity security may not be representative of the estimated fair value of the reporting unit as a whole.” Furthermore, paragraph 23 indicates the “quoted market price...need not be the sole measurement basis of the estimated fair value of a reporting unit.” Although our shares are traded on an active exchange, we have several very large shareholders (i.e. 10 shareholders own nearly 50% of the Company) which create a thinly traded environment and contributes to volatility in our share price. Additionally, other factors including general conditions in the telecommunications industry also impacts the volatility of our stock. As a result, it is management’s opinion that an average of the quoted market prices for our shares over generally one business cycle (or one year) is more reflective of the estimated fair value to be used in performing the annual test for potential impairment of goodwill than the market price on a single day.
     It should be noted that at December 31, 2004, our net book value was $147.5 million. Our estimated fair value based on a twelve-month average of our quoted share price was $158.2 million. Utilizing the quoted market price for all Tollgrade shares outstanding on December 31, 2004, our estimated fair value was $161.1 million. Therefore, at December 31, 2004, Step 2 was not required.
     Paragraph 28 of FAS #142 requires that impairment testing of goodwill be performed between annual tests if “triggering events” would occur “that would more likely than not reduce the fair value of a reporting unit below its carrying amount.” In management’s opinion, there have been no such triggering events, either those listed in paragraph 28 or any others that would have caused a permanent decline in our fair market value since December 31, 2004. Therefore, unless triggering events occur between now and December 31, 2005, we intend to perform our annual test of potential impairment as of that date. If the fair value of our equity, excluding any control premium, indicates a shortfall to its current carrying value, we intend to seek the assistance of an expert third party advisor to assist us in determining the estimated fair value of our equity on a controlling interest basis as permitted under paragraph 23 of FAS #142.
Intangible Assets and Goodwill, page 26
1.	Please refer to prior comment #2. We have reviewed your response and have the following comments:

Tell us why it is appropriate to use the average stock price for a 12 month period to estimate the fair value of your reporting unit. Also, tell us why it is not appropriate to use the stock price at the date of your impairment test. Further, tell us the total fair value calculated based on your average stock price.
Tollgrade Response:
We believe paragraph 23 of FAS #142 permits alternative methods, other than the utilization of quoted market prices, for determining an estimate of the fair value of a reporting unit. As discussed above, the thinly traded nature of our shares, as well as potential impact of macroeconomic events, can at times result in significant volatility of our share price. To compensate for this volatility, we have consistently used a twelve-month average share price in estimating the fair value of our equity for the purpose of determining potential impairment. We do not use the quoted share price at the impairment measurement dates because we believe the aforementioned volatility creates a high degree of likelihood that those prices would not be indicative of fair value on those dates.
You state that the average stock price for a 12 month period is not representative of your reporting unit’s fair value because your stock price has been higher than your book value in a number of individual dates in 2005. Tell us why it is appropriate for your impairment analysis to consider a “temporary decline” in your fair value. Also, tell us how a number of individual dates where the price is higher than your book value weighs more heavily than when the number of individual dates where the stock price is lower then your book value.
Tollgrade Response:
Your questions are drawn from the text of our proposed MD&A disclosure presented in our prior correspondence that should have been labeled as “interim period” as opposed to December 31, 2005 (our measurement date). In an “interim period” context, our discussion was meant to point out that our share price has been volatile (i.e. fluctuating above and below book value), and that we have not had a triggering event since the last measurement date, and as a result, we believe the decline in share value to be temporary based on all factors considered. We trust the questions we elicited from you which are detailed above are now satisfied, given that the context of this proposed quarterly disclosure was designed for an interim period rather than at a December 31 impairment measurement date.
Tell us how you considered any control premium in determining your fair value. Also, tell us the amount assigned to the control premium.
Tollgrade Response:
We needed to look no further than the quoted share prices to support the carrying value of our equity at the December 31, 2004 measurement date. Since a determination of a control premium would serve to increase the excess of the estimated fair value over the book value, we did not undertake the effort to quantify the value of the control premium.
You state you will obtain a third party valuation if the lower market value conditions continue to exist. Tell us why it is appropriate to change your impairment testing methodology.

Tollgrade Response:
As previously discussed, paragraph 23 of FAS #142 permits the estimate of fair value used in the tests for potential impairment to include consideration of a change in control premium. Our intention would be to seek third party expertise in assisting management in this evaluation. For reasons discussed above, we do not consider this to be a change in our impairment testing methodology.
The annual test for goodwill impairment is required and must be done exclusive of a triggering event. Your statement that the temporary decline is not a triggering event is inconsistent with your discussion of annual testing.
Tollgrade Response:
Our response to your previous comment letter which elicited these questions was mislabeled. This proposed disclosure should have been labeled “interim period” not December 31, 2005. Taken in the context of an “interim period” disclosure we believe our comments are appropriate. We agree that the annual test for goodwill impairment must be done exclusive of a triggering event and that annual measurement of impairment, as indicated in FAS #142, does not consider temporary declines in stock price.
Note 2. Intangible Assets, page 46
Please refer to prior comment #9. We have reviewed your response and have the following comments.

2.	Please tell us how you have considered the competitive, economic and technological factors in evaluating your LoopCare Base Software as an indefinite-lived intangible asset as discussed in your filing. More specifically address, the downturn in the telecommunications industry, the RBOCs considerable slowing of capital investment on POTS lines, and the new focus on fiber-optic technology, wireless and VoIP communications. Also, tell us how you considered the term of any patents related to the LoopCare Base Software. Refer to paragraphs 11(d) and 11(e) of FAS 142.
Tollgrade Response:
LoopCare is an integral part of the embedded test system for every major Regional Bell Operating Company (RBOC). It is their primary method used to centrally test approximately 120 million POTS lines. Therefore, competition exists primarily through changes in network architecture rather than through direct competition. It is well documented that the majority of RBOCs must continue to maintain their existing landline network even as they roll-out high speed data, VoIP, video and wireless services. We firmly believe the increase in competition within our customer base (specifically the increase in competition between telephony providers and cable providers) will put additional pressure on RBOCs to maximize the utilization of their existing infrastructure in order to maximize their return on investment. Therefore, we believe the embedded LoopCare test system will continue to play a role in the architectures of the RBOCs well into the future. Additionally, in order to further drive LoopCare into the RBOCs network operations, we continue to invest in research and development to provide additional capabilities of the LoopCare system to address the changes in the network architecture. Although sales of certain products, primarily the MCU, are greatly impacted by the downturn in the industry, slowing capital investment in POTS lines and new technology like VoIP, we believe that these factors do not impact the LoopCare software to the same extent and we also believe the core LoopCare software is critical to the ongoing quality of service of their evolving networks. Lastly, we do not own any patents pertaining to the LoopCare software.
3.	Please tell us whether there have been any modifications to the original LoopCare Base Software Code prior to and after the acquisition of the software. Also, tell us the nature of these modifications.
Tollgrade Response:
We have made no significant modifications of the LoopCare Base Software Code subsequent to our acquisition of the product and, to the best of our knowledge, we are not aware of any significant modifications prior to our acquisition. We do engineer new features. However, these features overlay the base software and do not alter or replace the base software. These new features provide additional functionality to our customers.
4.	Please tell us the amount of your annual maintenance costs for the LoopCare Base software in relation to its carrying value. If you have concluded that such costs are minimal, tell us your basis for your conclusion. Refer to paragraph 11(f) of FAS 142.
Tollgrade Response:
We keep our software change-control records related to revisions of LoopCare in such a manner that permits us to review such software changes by type. These records reflect that 5% of the changes made since the acquisition were related to the Base Software, which is equivalent to less than 1% of the efforts expended. This equates to approximately 0.1% in relation to its carrying value.

Post Warranty Maintenance Agreements
5.	We note that you entered into two software maintenance agreements in 2004 with two RBOCs for a one year term that expires on December 31, 2005. Your previous three year software maintenance agreement with another RBOC expires on December 31, 2005. Further, you entered into a software maintenance agreement in early 2005 with the remaining RBOC for a two year term. It appears to us that these maintenance agreements are not automatically renewed and are relatively short-term in nature. Also, it appears that there are economic changes taking place with the RBOCs. Please tell us in more detail how you considered these factors in concluding that your software maintenance agreements are an indefinite-lived asset. We understand that these agreements were renewed over the past 30 years. Refer to paragraphs 11(c), 11(d) and 11(e) of FAS 142.
Tollgrade Response:
We concluded that our LoopCare software maintenance contract agreements are an indefinite lived asset for the following reasons:
•	Tollgrade owns the source code for LoopCare and our customers have no capability to maintain the code on their own.

•	LoopCare is considered a “Critical” management system by all RBOCs and, as such, requires maintenance.

•	LoopCare is deeply embedded in all RBOC’s network operations systems such that removal is cost prohibitive.

•	There are no legal, regulatory or contractual provisions which limit the agreements useful lives.

•	The agreements are renewed without substantial cost in comparison to their value.

•	There are no known effects from obsolescence, demand, competition or other economic stability factors that would limit this assets useful life.
Based upon the aforementioned facts and circumstances, we have concluded that cash flows for the underlying services will continue indefinitely into the future, as such this asset has an indefinite life until material changes in such underlying facts and circumstances would indicate otherwise. Finally, we performed our annual test for potential impairment at December 31, 2004 related to the Loopcare software maintenance contracts and based on this process determined that no impairment existed.

6.	Please tell us whether there have been any material modifications to the original terms and conditions of your software maintenance agreements. We understand that each party has the right or ability to make changes to these agreements through the renewal negotiation process. Include in your response a discussion of the changes made during each renewal process and the modifications made over several renewal periods, the types of changes made to the original terms and conditions, and whether you expect future changes or modifications in these agreements.
Tollgrade Response:
There have been no material modifications to the original terms and conditions of our software maintenance agreements since the acquisition of LoopCare in 2001. Changes that occur during the renewal process typically include adding to the master maintenance agreement any new features purchased by the customer, changes to the pricing schedule, and making sure the agreement reflects the desired term. Generally, the renewals are completed by changing dates and modifying pricing schedules in the prior years agreements. Our customers do challenge us on pricing during negotiations, but we do not expect for reasons outlined previously that they will succeed in modifying in any significant way, either now or in the future, any significant terms and conditions in these agreements.
Cheetah Customer Base
7.	Please tell us if you have experienced any loss of Cheetah customers since the original customer base was acquired in February 2003. Also, tell us the historical customer turnover experienced by Acterna LLC prior to the acquisition.
Tollgrade Response:
We have experienced no loss of significant Cheetah customers since February, 2003. Acterna LLC owned the business for only a brief amount of time prior to our acquisition of the assets, but we were also familiar with the business prior to Acterna’s ownership, when it was known as Cheetah Technologies, privately owned and operated as a separate company with whom we competed. Cheetah Technologies has always had strong relationships with its customers due to the level of its embedded base of products, and historically to the best of our knowledge has had minimal customer turnover. Our inability as a competitor to break these relationships between Cheetah Technologies and its customers was a critical factor behind our decision to purchase the assets of the business.
8.	You disclose that the market for your cable television testing equipment is “highly competitive.” We also note your disclosure in the Form 10-Q for the period ended June 30, 2005 that the overall sales of cable hardware and software products has decreased, you have experience increased competition, and the standardization of these products has allowed customers to purchase system components from a number of vendors. Based on the foregoing, please tell us in more detail why the embedded base in your equipment “establishes significant barriers to entry by competitors as well as significant economic barriers to replacement by the customer.” Also, tell us why a life of 10 years based on historical data is not appropriate for your Cheetah customer base.
Tollgrade Response:
The market for certain CATV products and services is highly competitive. Standardization of technology in the industry is affecting all participants in the market. However, we are competing quite well. Revenues, as disclosed in our financial statements and MD&A, include revenues from both our organically developed CATV products, and those related to the acquired Cheetah business. The revenues specifically related to the Cheetah CATV products and services have grown each year since the acquisition; for the nine months ended September 24, 2005 compared to the nine months ended September 24, 2004 these revenues have grown from $11.6 million to $13.2 million or 14.5%. We are building and investing in new products and services for the cable markets that will enhance our position. We are the leader in status monitoring technology deployment, and we continue to leverage our legacy position with our key customers. The customer base that this business is founded on has been intact for many years, and there are no factors, competitive, market or otherwise, that we are aware of that will modify this customer base in the future. We believe that cash flows from these relationships will continue indefinitely into the future, and as such we believe this asset has an indefinite life. Finally, we performed our annual test for potential impairment at December 31, 2004 related to our Cheetah Customer Base and determined that no impairment existed.
The Company believes the above explanations have been responsive to your comments. Should you need further information, please contact Sam Knoch at 412-820-1406.

Sincerely,

/s/Samuel C. Knoch
Samuel C. Knoch
Chief Financial Officer